Exhibit 99.39

CENTERRA GOLD INC.

Dear Shareholder:

As a shareholder of Centerra Gold Inc., you are entitled to receive our interim financial statements and related management’s discussion and analysis (“MD&A”), annual financial statements and related MD&A, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by AST Trust Company (Canada).

As long as you remain a shareholder, you will receive this card each year and be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact AST Trust Company (Canada), by phone at 416-682-3860 or toll free at 1-800-387-0825 or at

www.astfinancial.com/ca-en or

by email at inquiries@astfinancial.com

We encourage you to submit your request online at

https://ca.astfinancial.com/financialstatements

Our Company Code Number is 1356A

REQUEST FOR FINANCIAL

STATEMENTS

TO: AST Trust Company (Canada)

Please add my name to the Supplemental Mailing List for Centerra Gold Inc. and send me their financial statements as indicated below:

☐	Interim Financial Statements and related MD&A

☐	Annual Financial Statements and related MD&A

(PLEASE PRINT)

Name

Address

Postal Code/Zip Code
1356ASUPP

Or please send by e-mail:

Email Address:

* By providing an email address, you will be deemed to be consenting to the electronic delivery to you at such email address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies. The information collected will be used solely for the purpose of mailing such financial statements to you and your signature on this form will be treated as your consent to the above.

NOTE: Do not return this card by mail if you have submitted your request online.

AST Trust Company (Canada) P.O. Box 700 Postal Station B Montreal, QC H3B 3K3